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(TORYS LLP LOGO)                    237 Park Avenue     Andrew Beck
                                    New York, New York  Direct Tel. 212.880.6010
                                    10017.3142          abeck@torys.com

                                    TEL  212.880.6000
                                    FAX  212.682.0200

                                    www.torys.com

                                                                December 8, 2004


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Attention:   Ms. Peggy Fisher

             RE: OCCULOGIX, INC. REGISTRATION STATEMENT ON FORM S-1, AMENDMENT NO. 4 COMMISSION FILE NO. 333-118204 FILED ON DECEMBER 6, 2004

                  On behalf of our client, OccuLogix, Inc. (the "Company"), we transmit for your review Amendment No. 5 to the Registration Statement on Form S-1 (the "Fifth Amended Form S-1") of the Company, which amends Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-118204) (the "Fourth Amended Form S-1") of the Company filed on December 6, 2004.

                  The Fifth Amended Form S-1 reflects changes made in response to the comment letter received from the Staff of the Securities and Exchange Commission (the "Commission"), dated December 7, 2004 (the "Comment Letter"). The page numbers referenced in the responses included in this letter refer to the enclosed marked EDGAR submission of the Fifth Amended Form S-1. This letter provides responses and supplemental information in response to the comments of the Staff and is keyed to the headings and comment numbers contained in the Comment Letter.

GENERAL

1. WE NOTE THAT THE PRICE RANGE OF THE OFFERED STOCK HAS BEEN REVISED FROM BETWEEN $8 AND $10 TO BETWEEN $10 AND $12. WE ALSO NOTE THAT YOU DISCLOSED FOR THE FIRST TIME THAT JOHN CORNISH HAS BEEN YOUR VICE PRESIDENT OF OPERATIONS SINCE SEPTEMBER 2004 AND A DIRECTOR FROM APRIL 1997 UNTIL SEPTEMBER 2004. PLEASE EXPLAIN IN WRITING WHY YOU FAILED TO DISCLOSE THIS INFORMATION REGARDING MR. CORNISH IN PREVIOUS FILINGS WITH US. WHERE YOUR DISCLOSURE REFERS TO MR. CORNISH (IN THE "USE OF PROCEEDS" AND "CERTAIN RELATIONSHIPS" SECTIONS, FOR EXAMPLE), IDENTIFY HIM AS A FORMER DIRECTOR. WE NOTE THAT YOU ALSO DISCLOSE FOR THE FIRST TIME THE EXTENT TO WHICH THE PROCEEDS WILL BE USED TO PAY RELATED PARTIES. CONFIRM THAT YOU WILL RECIRCULATE GIVEN THESE MATERIAL CHANGES TO THE DISCLOSURE AND THE CHANGES REQUIRED BY THE COMMENTS BELOW.

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         SINCE WE HAVE ISSUED A NUMBER OF COMMENTS THROUGHOUT THE EXAMINATION
         PROCESS IN THIS AREA, WE REMIND YOU TO FULLY AND ACCURATELY DISCLOSE TRANSACTIONS REGARDING ALL AFFILIATES AND INTERESTED PARTIES.

         The Company and the underwriters have carefully considered the revisions to the disclosure in the Fifth Amended Form S-1 and whether recirculation of the preliminary prospectus circulated to investors (the "Preliminary Prospectus") would be required. The Company and the underwriters have determined that the revisions to the disclosure do not amount to a material change and, specifically, that none of the revisions to the disclosure relating to price range, Mr. Cornish's relationship to the Company or to "Use of Proceeds" would be material to an investor in determining whether to invest in the Company's common stock. In addition, the Company and the underwriters have concluded that:

         o The increase in the price range of the offered stock is not a material change because the prospectus discloses adequate uses for those proceeds and the additional proceeds will enhance the Company's liquidity and decrease future external financing needs.

         o The disclosure about Mr. Cornish's recent appointment as Vice President, Operations is not material because the Preliminary Prospectus disclosed the Company's relationship with Apheresis Technologies, that Mr. Cornish was one of the Company's stockholders and that Mr. Cornish had an affiliation with Apheresis Technologies. The disclosure in the Fifth Amended Form S-1 expands the disclosure in more detail regarding Apheresis Technologies, John Cornish and the Company. In any event, the amounts to be received by Mr. Cornish and his affiliates from the proceeds of this offering will not exceed $173,685, which is less than 1% of the total proceeds to be received by the Company.

         o The disclosure under the heading "Use of Proceeds" describing the portion of the net proceeds proposed to be paid to related parties is consistent with disclosure throughout the Preliminary Prospectus. The amounts disclosed to be paid to related parties are not material in the context of the Company's business and operations and represent less than 1% of the total proceeds from the offering to the Company.

         We confirm that the price range for the offered stock has been revised upwards to $10 to $12 per share. This change was made as a result of the positive feedback received by the underwriters during the roadshow for this offering. As a result of this increase, the Company's anticipated gross proceeds from the offering have increased from a maximum of $56,000,000 to a maximum of $67,200,000. This increase in anticipated gross proceeds is a positive development that will benefit all stockholders by increasing proceeds available for the commercialization of the Company's RHEO System. In any event, the Company intends to use the majority of the proceeds designated for general corporate purposes to purchase additional inventory in satisfaction of its purchase commitments with suppliers.



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         The Fourth Amended Form S-1 disclosed for the first time that John
         Cornish is the Company's Vice President of Operations. Mr. Cornish was not, until December 4, 2004, appointed by the board of directors as an officer. His recent appointment as Vice President of Operations arose out of an unforeseen evolution in his role and responsibilities at the Company since the initial filing of the Company's Registration Statement on Form S-1, as described further below:

         o By way of background, prior to 2002, Mr. Cornish's involvement with the Company was in the capacity of stockholder, director and officer. Since TLC Vision Corporation made its investment in the Company in 2002, Mr. Cornish's only position has been director, which he held until September 2004.

         o Mr. Cornish is the President and, together with his family, an approximate 25% stockholder of Apheresis Technologies, which has an exclusive distribution services agreement with the Company. Apheresis Technologies is the Company's exclusive provider of warehousing, order fulfillment, shipping, billing services and customer service related to shipping and billing. The Company is also a party to a reimbursement agreement with Apheresis Technologies pursuant to which the Company reimburses Apheresis Technologies for 80% of the remuneration paid to its employees, Mr. Cornish and Ms. Howard. Details on the amounts paid pursuant to these arrangements are included in the Fifth Amended Form S-1 as discussed in our response to Staff's comment 2 below.

         o At the time of the initial filing of the Company's Registration Statement on Form S-1, Mr. Cornish was a director of the Company but it was agreed with him that he would resign as soon as practicable, which occurred in September 2004. The initial registration statement disclosed the individuals who would be officers and directors of the Company at the closing of the offering, which did not include Mr. Cornish. Mr. Cornish and the Company intended that his involvement with the Company, other than through Apheresis Technologies (described below), would be confined to his stockholdings. In addition, it was contemplated that the Company's relationship with Apheresis Technologies would be transitional. That is, as with any company early in its operations, the Company needed support to develop its operations, but determined that over time it would replace Apheresis Technologies with a new provider of distribution services and the Company would no longer need the assistance of its employees, Mr. Cornish and Ms. Howard. In fact, prior to the initial filing, the distribution services agreement with Apheresis Technologies was amended to permit the Company to terminate it at any time.

         o        Over the past few months, the Company's relationship with Mr.
                  Cornish did not develop as expected. As the clinical trial work continued to ramp-up and the Company continued to build its management team and other infrastructure, Mr. Cornish was called upon for clinical trial support.



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         o        When the most recent amendment was being finalized last week in response to the Staff's fourth comment letter, the Company discussed the role that Mr. Cornish has been playing in the Company's operations since September 2004, and is expected to play in the future, and, on December 4, 2004, the board of directors concluded that he was effectively acting as the Vice President of Operations and formalized his appointment. Since September 2004, he had not received any additional remuneration directly from the Company for so acting, but was continuing to be compensated by Apheresis Technologies (a portion of which was reimbursed by the Company as described above).

         We confirm that, in response to the Staff's comment, we have revised the prospectus so that when we refer to Mr. Cornish in the prospectus, we also state that he is a former director of the Company. Dr. Richard Davis, who is mentioned a number of times in the prospectus, and Ray Gonzalez, who is one of the selling stockholders, are both former directors and officers. While we have also added this disclosure to the prospectus, the Company and the underwriters do not consider this disclosure of these past relationships material to investors. The failure to disclose Mr. Cornish, Dr. Davis and Mr. Gonzalez as former directors was due to the Company and underwriters concluding that only disclosure of those individuals who would be directors and officers at the time of closing, and their relationship with the Company, would be material to investors. Because Mr. Cornish was not an executive officer at the time of the previous filings for the reasons above, we did not disclose biographical information about him that would have described his prior appointment as a director.

         We confirm that we added disclosure in the "Use of Proceeds" section of the Fourth Amended Form S-1 of the principal uses of the proceeds of the offering, including uses that are payments to related and non-related parties. The additional disclosure appears substantial because the Company and the underwriters were of the view that including only a description of the portion of the proceeds being paid to related parties as requested by the Staff in its fourth comment letter, would give undue emphasis to payments that were not material. As a result, the Fourth Amended Form S-1 includes all the principal consultants and others who will receive a portion of the proceeds, including non related entities, namely Asahi Medical, MeSys, Promedica International, McGarvey Group, BioState International, Inc. and Burkhart Associates. The only related parties who are receiving payments from the Company's proceeds of the offering are Mr. Cornish and Mr. Sanders, who are receiving an aggregate of less than 1% of those proceeds. The resulting disclosure is not materially different; it is simply more detailed.

         To summarize, the Company and the underwriters have carefully considered the revisions to the disclosure in the Fifth Amended Form S-1, and whether recirculation would be required. The Company and the underwriters have determined that the Fifth Amended Form S-1 does not contain disclosure that would amount to a material change from the Preliminary Prospectus and that none of the revisions to the disclosure would be material to an investor in determining whether to invest in the Company's common stock.




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2.       WE NOTE IN THE "USE OF PROCEEDS" SECTION YOU STATE THAT APHERESIS
         TECHNOLOGIES RECEIVES "A 5% SURCHARGE, BASED ON COST OF COMMERCIAL PRODUCTS SOLD, ON ALL PRODUCTS WE SELL." IN THE "CERTAIN RELATIONSHIPS" SECTION, YOU STATE THAT YOU HAVE AGREED TO "PAY 5% OF OUR COST OF COMPONENTS OF THE RHEO SYSTEM." REVISE TO RECONCILE THE DISCLOSURE, AND EXPAND THE "CERTAIN RELATIONSHIPS" DISCLOSURE TO STATE HOW MUCH YOU HAVE PAID TO APHERESIS TECHNOLOGIES PURSUANT TO THIS AGREEMENT SINCE 2002. ALSO EXPAND THE "CERTAIN RELATIONSHIPS" SECTION TO DISCUSS IN THAT SECTION ALL RELATED PARTY TRANSACTIONS AND AMOUNTS PAID TO MR. CORNISH AND/OR APHERESIS FOR ALL PURPOSES AND PURSUANT TO ALL AGREEMENTS OVER THE PAST THREE YEARS.

         In response to the Staff's comments, the Company has revised the disclosure under "Use of Proceeds" and "Certain Relationships and Related Party Transactions" to reconcile the disclosure relating to the distribution services agreement. The total amount paid to Apheresis Technologies pursuant to the distribution services agreement since 2002 is $26,270 and has been added to the disclosure. We have also added disclosure of the relationships with, and total amounts paid to, Mr. Cornish and/or Apheresis Technologies for the past three years.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA - PAGE 8

3. WE ARE UNABLE TO RECONCILE TO THE AMOUNTS PRESENTED FOR CASH, WORKING CAPITAL, LONG-TERM DEBT AND TOTAL LIABILITIES IN THE PRO FORMA AS ADJUSTED COLUMN. PLEASE INCLUDE FOOTNOTES TO THE TABLE TO DISCLOSE ALL TRANSACTIONS REFLECTED IN THE PRO FORMA AS ADJUSTED BALANCE SHEET AMOUNTS.

         In response to the Staff's comment, the Company has revised the disclosure on page 10.

BUSINESS - PAGE 46

4. WE NOTE THAT APHERESIS TECHNOLOGIES WAS SPUN OFF FROM YOU AND HAS BEEN MANAGED BY MR. CORNISH. PLEASE DESCRIBE THE TERMS OF THE SPIN-OFF TRANSACTION AND ITS BUSINESS PURPOSE. DESCRIBE THE MAIN ASSETS APHERESIS HAD WHEN IT WAS SPUN OFF. DISCLOSE ANY LIABILITIES YOU ASSUMED DURING THIS TRANSACTION AND ANY ARRANGEMENTS YOU MADE WITH RESPECT TO ITS OPERATIONS AND/OR COST SHARING WITH THE COMPANY.

         In response to the Staff's comment, the Company has revised the disclosure on page 50.

FACILITIES - PAGE 66

5. EXPAND TO DISCLOSE WHETHER TLC VISION CONTINUES TO HAVE ANY OWNERSHIP INTEREST IN THE PROPERTY DESCRIBED IN THE FIRST PARAGRAPH AND, IF SO, EXPLAIN.

         In response to the Staff's comment, the Company has revised the disclosure on page 68.

6. EXPAND TO IDENTIFY THE "CLINICAL TRIAL PERSONNEL" THAT ARE HOUSED IN FLORIDA. BRIEFLY DESCRIBE THE FACILITY.

         In response to the Staff's comment, the Company has revised the disclosure on page 68.

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MANAGEMENT - PAGE 71

7. WE NOTE THAT MR. CORNISH IS CURRENTLY WORKING AS THE PRESIDENT OF APHERESIS TECHNOLOGY AND AS YOUR VICE PRESIDENT OF OPERATIONS. PLEASE DISCLOSE THE AMOUNT OF TIME HE SPENDS ON APHERESIS TECHNOLOGY'S BUSINESS AND YOURS.

         In response to the Staff's comment, the Company has revised the disclosure on page 74.

EMPLOYMENT AGREEMENTS - PAGE 77

8. PLEASE DESCRIBE YOUR EMPLOYMENT WITH JOHN CORNISH AND FILE IT AS AN EXHIBIT. IN ADDITION, DESCRIBE IN DETAIL ANY OTHER COMPENSATION ARRANGEMENTS WITH MR. CORNISH. WE NOTE THAT MR. CORNISH, THROUGH APHERESIS TECHNOLOGY, COLLECTS A 5% SURCHARGE ON ALL PRODUCTS YOU SELL; THAT HE RECEIVES FROM YOU, AS REIMBURSEMENT, 80% OF THE SALARY AND BENEFITS HE IS SUPPOSED TO GET FROM APHERESIS TECHNOLOGY, WHICH AMOUNT TO $100,000; AND THAT HE RECEIVED 80,000 OPTIONS FOR UNSPECIFIED SERVICES.

         In response to the Staff's comment, the Company has revised the disclosure on page 50 to clarify that while John Cornish was recently appointed an officer of the Company, effective September 2004, he is not an employee of the Company and he does not receive a salary. The Company supplementally advises that it does not have an employment agreement with Mr. Cornish. The Company does, however, reimburse Apheresis Technologies for 80% of his salary and benefits. Under this reimbursement agreement Mr. Cornish is entitled to participate in the Company's bonus plan. Mr. Cornish benefits to the extent of his percentage ownership in Apheresis Technologies from the 5% surcharge that Apheresis Technologies is paid by the Company based on the Company's cost of products delivered. John Cornish and his family are the most significant stockholders of Apheresis Technologies, holding an aggregate of approximately 25% of the stock. Dr. Richard Davis, Don Sanders, and Diamed and Han Stock (taken together) are also currently the Company's affiliates and own approximately 22%, 9% and 10%, respectively, of the stock of Apheresis Technologies. In addition, the Company has revised page 50 to explain why Mr. Cornish was granted his 105,000 options.

9. DISCLOSE THE MATERIAL TERMS OF CONSULTING AGREEMENTS YOU ENTERED INTO WITH OTHER PARTIES. WE NOTE, FOR EXAMPLE, AGREEMENTS WITH RICHARD DAVIS AND SUE HOWARD.

         In response to the Staff's comment, the Company has revised the disclosure on pages 81 and 87. The Company supplementally advises that it does not have a consulting agreement with Sue Howard, but rather she is paid under the Company's reimbursement agreement with Apheresis Technologies.

         We believe that if either Mr. Cornish or Ms. Howard had been an officer during the year ended December 31, 2003 and paid this compensation directly by the Company, disclosure of the compensation would not have been required under Item 402(a)(3) of Regulation S-K because it was less than $100,000.



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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS - PAGE 84

10. PLEASE DESCRIBE IN MUCH MORE DETAIL THE ARRANGEMENT YOU MADE WITH RHEOGENX BIOSCIENCES CORPORATION. DISCLOSE THE ROLE RHEOGENX AND YOU WILL UNDERTAKE IN DEVELOPING NON-OPHTHALMIC USE OF RHEO SYSTEM, THE OWNERSHIP OF ANY NEWLY DEVELOPED TECHNOLOGY, AND HOW THE COSTS AND PROFITS WILL BE SHARED. FILE ANY AGREEMENT AS EXHIBITS.

         In response to the Staff's comment, the Company has revised the disclosure on page 88.

PRINCIPAL AND SELLING STOCKHOLDERS - PAGE 85

11. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 7. PLEASE STATE IN THE PROSPECTUS THAT NONE OF THE SELLING STOCKHOLDERS ARE REGISTERED BROKER-DEALERS OR AFFILIATES OF REGISTERED BROKER-DEALERS.

         In response to the Staff's comment, the Company has revised the disclosure on page 89.

12. GIVEN THAT MR. CORNISH IS AN OFFICER AND WAS A DIRECTOR FOR YEARS, THE SHARES BENEFICIALLY OWNED BY HIM AND HIS FAMILY MEMBERS SHOULD BE INCLUDED UNDER THE "DIRECTORS, OFFICERS AND 5% STOCKHOLDERS" SECTION, RATHER THAN THE "OTHER SELLING STOCKHOLDERS."

         In response to the Staff's comment, the Company has revised the disclosure on pages 89, 90 and 91.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - PAGE F-52

13. YOUR USE OF THE TERMS "FUTURE INCOME TAXES RECOVERABLE", "FUTURE TAX LIABILITY" AND "FUTURE TAX INCOME" ARE NOT CONSISTENT WITH SFAS 109 AND MAY BE CONFUSING TO INVESTORS. DO THESE AMOUNTS REPRESENT AN INCOME TAX BENEFIT AND A DEFERRED TAX LIABILITY? PLEASE REVISE TO USE TERMS THAT ARE CONSISTENT WITH SFAS 109.

         In response to the Staff's comment, we have revised the terms to be consistent with Statement of Financial Accounting Standards ("SFAS") 109.



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14.      IN ADDITION, PLEASE ADDRESS THE FOLLOWING RELATING TO YOUR INCOME TAX
         ADJUSTMENTS:

         o AS IT APPEARS THAT YOU ARE RECORDING A DEFERRED TAX LIABILITY AT THE DATE THE REORGANIZATION IS CONSUMMATED, PLEASE EXPLAIN WHY THE COMPANY WOULD REFLECT A TAX BENEFIT IN ITS PRO FORMA STATEMENTS OF OPERATIONS. CITE THE GUIDANCE IN SFAS 109 ON WHICH YOU BASED YOUR ACCOUNTING.

         o EXPLAIN WHY THE OFFSET TO THE TAX LIABILITY DESCRIBED ON PAGE F-58 HAS BEEN ALLOCATED TO GOODWILL ON THE PRO FORMA BALANCE SHEET.

         The Company supplementally advises that in accordance with paragraph 30 of SFAS 109, the Company has recognized a deferred tax liability for the temporary difference between the fair value of the intangible asset, based on a preliminary valuation analysis, and the tax basis of the intangible asset. The pro forma statements presented in the prospectus are for the year ended December 31, 2003 and for the nine month period ended September 30, 2004. As the pro forma statements of operations give effect to the Reorganization effective January 1, 2003, under paragraph 16 of SFAS 109, the income tax benefit is the change during the year and period in the Company's deferred tax liability. For a deferred tax liability acquired in a purchase business combination during the year, it is the change since the combination date.

         In accordance with SFAS 141, the purchase price in a business combination is allocated to the identifiable tangible and intangible assets, with any excess allocated to goodwill. The value of the intangible asset, which assumes a full fair value, based on a preliminary valuation analysis, was $27,570,000, the resulting deferred tax liability was $9,527,500, and net tangible assets were ($4,216), the excess of $193,804,290 was allocated to goodwill.

15. NOTWITHSTANDING THE PREVIOUS COMMENT, TELL US WHY GIVEN THE COMPANY'S HISTORY OF LOSSES YOU BELIEVE IT WOULD BE APPROPRIATE TO REFLECT ANY TAX BENEFIT ON THE PRO FORMA STATEMENTS OF OPERATIONS. ADDRESS WHY SUCH AN ADJUSTMENT WOULD BE FACTUALLY SUPPORTABLE.

         The recognition of deferred tax benefit arises from the requirement, in accordance with paragraph 16 of SFAS 109 to account for the change during the year or period in the Company's deferred tax liability. For a deferred tax liability acquired in a purchase business combination during the year or period, it is the change since the combination date. As the intangible asset is amortized, its carrying value versus the tax basis declines, resulting in a reduced deferred tax liability. Under paragraph 16 of SFAS 109, this reduction is treated as a deferred tax benefit.



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16.      AS APPLICABLE, REVISE THE APPROPRIATE SECTIONS OF THE FILING TO ADDRESS
         THESE COMMENTS, INCLUDING THE SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA ON PAGE 8.

         In response to the Staff's comment, the Company has made additional disclosure on pages 10, 47, F-54, F-55, F-56, F-57, F-58, F-60 and
         F-61.

                  If you would like to discuss any of our responses to the comments, or if you would like to discuss any other matters, please telephone the undersigned at (212) 880-6010 or Adam Armstrong at (416) 865-7336.


                                                     Yours truly,


                                                     /s/ Andrew J. Beck

                                                     Andrew J. Beck
  AJB/mt



  cc:    Elias Vamvakas, OccuLogix, Inc.
         David Chaikof, Torys LLP
         Marjorie Sybul Adams, Piper Rudnick LLP




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